Exhibit 12.1
Equity One, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
Income from Continuing Operations	$56,852	$60,107	$49,442	$35,402	$11,800
Adjustments:
Minority interest	206	188	576	756	101
Equity in (income)/loss of unconsolidated joint ventures	(1,650)	—	—	—	—
Fixed charges	65,057	57,762	50,983	40,974	19,098
Distributed income of equity investees	3,308	(12)	3,119	7,654	871
Capitalized interest	(5,820)	(3,354)	(3,204)	(3,822)	(2,375)

Earnings, as defined	$117,953	$114,691	$100,916	$80,964	$29,495

Fixed Charges:
Interest expense	$54,458	$47,795	$41,486	$32,666	$16,101
Capitalized interest	5,820	3,354	3,204	3,822	2,375
Amortization of debt premiums/discounts	3,289	5,159	4,958	3,584	—
Amortization of loan fees	1,490	1,454	1,335	902	622

Fixed Charges	$65,057	$57,762	$50,983	$40,974	$19,098

Ratio of earnings to fixed charges	1.81	1.99	1.98	1.98	1.54